Form U-6B-2
Schedule 1

Pepco Holdings, Inc. and Subsidiaries
Quarter Ended September 30, 2004

	Issued during Quarter			Balance at End of Quarter			
Company	**Common Stock**	**External Long-Term Debt**	**Long-Term Promissory Notes**	**Short-Term Promissory Notes**	**Money Pool Advances [1]**	**External Short-term Debt**	**Capital Contributions Received**
ATE Investment, Inc.	*	*	*	*	*	*	*
Atlantic Southern Properties, Inc.	*	*	*	*	*	*	*
Conectiv Properties and Investments, Inc.	*	*	*	*	*	*	*
Atlantic City Electric Company	0	54,650,000[3]	0	0	0	62,500,000 [2]	0

[1] Money pool interest rate at end of quarter = 1.969%

[2] Average weighted interest rate at end of quarter = 1.89%

[3] Issued $54.65 million of variable rate bonds due 2029 collateralizing tax-exempt bonds. Bonds were issued on 8/20/04.

* Confidential treatment requested.